UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

First Release Notice Under Senior Secured Convertible Note

Pursuant to the terms of the Senior Secured Convertible Note in the principal amount of $18.13 million (the “Note”), issued by Genius Group Limited, a Singapore company (the “Company”) to an institutional accredited investor (the “Holder”) on August 26, 2022, the Company notified the Holder on Wednesday, September 14, 2022 that all of the First Release Conditions (as defined in the Note) have been satisfied and that the Company intends to release $5,666,667 from the Blocked Account (as defined in the Note). Pursuant to the terms of the Note, $2,833,333 of the available first tranche amount of $8,500,000 will remain in the Blocked Account to satisfy the Minimum Cash Test (as defined in the Note).

A copy of the notice is attached hereto as Exhibit 99.1.

Annual General Meeting of Shareholders (“AGM”)

On September 9, 2022, the Company held its AGM. At the AGM, the Company’s shareholders approved the following resolutions:

No	Resolution	Number of votes “For”	Number of votes “Against”	Number of votes “Abstain”
Ordinary Resolutions
1	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2020, together with the Auditor’s Report thereon.	16,620,487 (99.92%)	5,948 (0.04%)	7,105 (0.04%)
2

To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2020.

(i)        Roger James Hamilton - US$566,458

(ii)       Michelle Clarke - US$101,788

(iii)      Suraj Naik - US$80,993

(iv)      Sandra Morrell - US$181,723

(v)       Patrick Grove - US$43,575

(vi)      Nic Lim - US$43,578

(vii)     Anna Gong - US$43,575

		16,526,017 (99.35%)	62,480 (0.38%)	45,013 (0.27%)
3

To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2021.

(i)        Roger James Hamilton - US$621,505

(ii)       Michelle Clarke - US$114,913

(iii)      Suraj Naik - US$92,603

(iv)      Sandra Morrell - US$46,920

(v)       Patrick Grove - US$8,889

(vi)      Nic Lim - US$8,889

(vii)     Anna Gong - US$8,889

		16,397,671 (98.58%)	159,438 (0.96%)	76,431 (0.46%)
4	To re-elect Sandra Morrell in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.	16,624,781 (99.95%)	1,534 (0.01%)	7,225 (0.04%)
5	To re-elect Nic Lim in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.	16,591,265 (99.75%)	1,534 (0.01%)	40,741 (0.25%)

6	To re-elect Anna Gong in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.	16,573,619 (99.64%)	19,180 (0.12%)	40,741 (0.24%)
7	To ratify the re-appointment of Mazars LLP as auditor of the Company for the financial year ended 31 December 2021 and to re-appoint Mazars LLP as the auditor of the Company for the financial year ending 31 December 2022 and to authorise the directors to fix their remuneration.	16,626,142 (99.96%)	1,144 (0.01%)	6,254 (0.04%)
8	To authorize the directors to (i) allot and issue shares of the capital of the Company (“Shares”), (ii) make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be allotted and issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares), and (iii) allot and issue Shares pursuant to any Instrument made or granted by our directors.	16,404,506 (98.62%)	196,318 (1.18%)	32,716 (0.20%)

EXHIBIT INDEX

Exhibit

Item	Description
99.1	Notice dated September 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: September 14, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman